Exhibit 99.1

Pointer Telocation to Present at the 11th Annual LD Micro Main Event on
December 6th, 2018

Rosh HaAyin, Israel, November 21, 2018. Pointer Telocation Ltd. (Nasdaq: PNTR; TASE: PNTR) – a leading developer, manufacturer and operator of Mobile Resource Management (MRM), announced today that Chief Executive Officer David Mahlab will present at the 11th Annual LD Micro Main Event in Los Angeles on December 6th, 2018.

CEO David Mahlab will provide an overview of the Company's business during the live presentation at 10:30am Pacific Time on December 6th and will be available for one-on-one meetings with registered investors on December 5th and December 6th.

The LD Micro Main Event will take place December 4th, 5th, and 6th, in Los Angeles at the Luxe Sunset Bel Air Hotel, will feature 250 companies, and will be attended by over 1,200 individuals. The Company’s presentation will be posted on the Company’s website at www.pointer.com.

For those interested in attending, please contact David Scher at david@ldmicro.com or visit www.ldmicro.com for more information.

About LD Micro

LD Micro was founded in 2006 with the sole purpose of being an independent resource in the microcap space. What started out as a newsletter highlighting unique companies has transformed into several influential events annually (Invitational, Summit, and Main Event).

In 2015, LDM launched the first pure microcap index (the LDMi) to exclusively provide intraday information on the entire sector. LD will continue to provide valuable tools for the benefit of everyone in the small and micro-cap universe.

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

Pointer’s innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization’s critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data converting it into valuable information for Pointer’s customers providing them with actionable insights and thus enabling the customers to improve their bottom line and increase their profitability.

For more information, please visit http://www.pointer.com, the content of which does not form a part of this press release.

Company contact: Yaniv Dorani, CFO Tel: +972-3-5723111 E-mail: yanivd@pointer.com	Investor Relations Contact at Hayden IR, LLC: Brett Maas Tel: +1-646-536-7331 E-mail: brett@haydenir.com

David Fore Tel: +1-206-395-2711 E-mail: dave@haydenir.com